TERNIUM S.A.
Société anonyme holding
Registered office:
46A, avenue John F. Kennedy
L-1855 Luxembourg
R.C.S. Luxembourg B 98 668
www.ternium.com
November 1, 2010
Mr. Terence O’ Brien,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F. Street, N.E.,
Washington, D.C. 20549-4631.
Re:	Ternium S.A. Form 20-F for the Fiscal Year Ended December 31, 2009 Filed June 30, 2010 File No. 1-32734
Dear Mr. O’ Brien:
Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated October 18, 2010, to Mr. Pablo Brizzio, the Company’s Chief Financial Officer (the “Comment Letter”).
The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s Consolidated Financial Statements incorporated to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”).
1.	We note the draft disclosures you intend to include in future filings in response to comment 9 in our letter dated September 7, 2010. Please revise this draft disclosure to also clarify for investors that you do not believe it is reasonably possible that you will recognize a material impairment charge in future filings, as noted in your response and if correct.
R:	In response to the Staff’s comment, the Company confirms that in future filings it will clarify, if correct, that it does not believe it is reasonably possible that it will recognize a material impairment charge.

The following is the disclosure that the Company would have provided in the Form 20-F and that it proposes to be the basis for disclosure in future filings, within the footnotes to the financial statements:

“(6) Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:
•	whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

•	whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;

•	whether the carrying amount of the net assets of the entity is more than its market capitalization;

•	whether evidence is available of obsolescence or physical damage of an asset.

•	whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

•	whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.
Management identified the presence of impairment indicators in certain CGUs at December 31, 2008 and, accordingly, carried out impairment tests. These impairment indicators arose mainly due to recessionary environment and the abrupt decline of demand and prices of steel products.
•	For the Mexico CGU, management carried out an impairment test for Property, Plant and Equipment and for other long-lived assets with finite useful lives and concluded that no impairment was needed. The Company estimated the recoverable amount as the “value in use” and compared it to the carrying amount of the corresponding assets (USD3.2 billion at that date). The discount rates used were based on the Mexico CGU’s weighted average cost of capital (WACC), which was 13.4%. Variables considered in forecasts included Mexican GDP growth rates and correlation with steel demand, level of steel prices, and estimated raw material costs as observed in industry reports.

•	For the Argentina CGU, management carried out an impairment test for Property, Plant and Equipment and for other long-lived assets with finite useful lives and also concluded that no impairments were required. The Company estimated the recoverable amount as the “value in use” and compared it to the carrying amount of the corresponding assets (USD1.3 billion at that date). The discount rates used were based on the Argentina CGU’s WACC, which was 18.3%. Variables considered in forecasts included Argentinean GDP growth rates and correlation with steel demand, level of steel prices, and estimated raw material costs as observed in industry reports.
None of the Company’s CGUs were tested for impairment in 2009, as no impairment indicators were identified. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible.”
2.	We note your response to comment 12 in our letter dated September 7, 2010. As previously requested, please disclose the basis on which the tax rate was computed, as required by paragraph 81(c) of IAS 12.
R:	The Company acknowledges the Staff’s comment and confirms that, in future filings, it will disclose the basis on which the applicable tax rate is computed as required by paragraph 81(c) of IAS 12.

The Company supplementally advises the Staff that tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.
3.	We note the draft disclosure you intend to include in future filings in response to comment 15 in our letter dated September 7, 2010. It is unclear how your explanation fully explains the US$65.6 million reversal of the obsolescence allowance for fiscal year 2009. Please revise your draft disclosure to provide investors with a better understanding as to the specific facts and circumstances that resulted in the reversal of the obsolescence allowance recognized for inventory currently on hand. Please provide us with the revisions to your draft disclosure.
R:	In response to the Staff’s comment, the Company advises the Staff that it has revised its draft disclosure to explain better the US$65.5 million reversal of the obsolescence allowance for fiscal year 2009.

The following is the disclosure about reversals in the obsolescence allowance that the Company would have provided in the Form 20-F and that it proposes to be the basis for disclosure in future filings:

“The world financial crisis that took place in 2008 and part of 2009 had a severe negative impact on the volume of international steel trade, thus reducing the rotation of the Company’s stock. Accordingly, the Company recorded a provision for slow-moving inventory taking the inventory to net realizable value. As market conditions improved during fiscal year 2009, certain inventory items covered by the obsolescence allowance were subsequently sold and their sales prices exceeded those initially estimated when the obsolescence allowance was recorded, resulting in the reversal of such excess amount at the time the related inventory was sold.”
4.	We note the draft disclosure you intend to include in future filings in response to comment 17 in our letter dated September 7, 2010. As previously requested, please disclose in future filings the following for all of your interest rate swaps and for all of your foreign exchange contracts for each period presented:
•	The gross amount recognized in other comprehensive income for the change in fair value.

•	The gross amount reclassified from other comprehensive income to profit or loss in the consolidated income statements.

•	The gross amount remaining in accumulated other comprehensive income, including an understanding as to when you expect the remaining amounts to be reclassified to profit or loss in the consolidated income statements. For example, we note that you disclosed that USD 46.7 million is in accumulated other comprehensive income for your interest rate contracts. However, it is unclear whether this is profit or a loss and when you expect this amount to be reclassified to the consolidated income statements.
Please refer to paragraph 23 of IFRS 7 for guidance. Please provide us with the disclosures you intend to include in future filings.
R:	The Company acknowledges the Staff’s comment. The following is the disclosure about interest rate swaps and foreign exchange contracts that the Company would have provided in the Form 20-F and that it proposes to be the basis for disclosure in future filings:

a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2009, most of the Company’s long-term borrowings were at variable rates.

Ternium Mexico entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt. The notional amount represents 50% of its total exposure.

On February 23, 2007, Ternium Mexico entered into four interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 250 million, in an average range of 4.16% to 6.00%. These agreements are due in September 2011 and March 2012.

On June 18, 2008, Ternium Mexico entered into 4 knock-in swap agreements over an aggregate notional amount of USD 894 million, in an average swap level of 5.22% and a knock-in level of 2.5%. These agreements are due in July 2012 and have been accounted for as cash flow hedges. Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross
	amount	Income Tax	Total
At January 1, 2007	—	—	—
Increase / (Decrease)	—	—	—

At December 31, 2007	—	—	—
Increase / (Decrease)	(91,844)	25,717	(66,127)
Reclassification to income statement	9,270	(2,596)	6,674
Reclassification to discontinued operations	—	—	—

At December 31, 2008	(82,574)	23,121	(59,453)
Increase / (Decrease)	(19,348)	5,417	(13,931)
Reclassification to income statement	55,229	(14,529)	40,700

At December 31, 2009	(46,693)	14,009	(32,684)
The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2009 (amounting to USD 46.7 million —loss-) is expected to be reclassified to the income statements as follows: USD 20.6 million in 2010, USD 21.0 million in 2011 and USD 5.1 million in 2012.

b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the US Dollar.

During 2009, Siderar entered into several forward agreements to manage the exchange rate exposure generated by its sales in Euros. The notional amount hedged as of December 31, 2009 was EUR 0.8 million with a forward price of 1.49 US Dollars per Euro.

Beginning in October 2009, Ternium Treasury Services entered into a forward agreement over an aggregate notional amount of EUR 5.3 million, at an exchange rate of 1.46 US Dollars per Euro, to manage its exposure to investments in Euros. This forward agreement is due on April 9, 2010.

Furthermore, during 2009, Ternium Mexico has been hedging its long-term exposure denominated in MXN. As of December 31, 2009, Ternium Mexico has a notional amount of MXN 1,167 million at an average exchange rate of 12.97 Mexican Pesos per US Dollar.

As of December 31, 2009, Prosid Investments had a non-deliverable forward (NDF) agreement with a notional amount of ARS 36.3 million at an exchange rate of 4.13 Argentine Pesos per US Dollar. This NDF hedges indirect exposure of short-term debt denominated in ARS and is due in February 2010.

The net fair values of the exchange rate derivative contracts as of December 31, 2009 and December 31, 2008 were as follows:

			Fair Value at December 31,
Currencies	Contract	Notional amount	2009	2008
USD/EUR	Forward	6,151 EUR	177	(423)
CAD/USD	Collar	—	—	6
MXN/USD	Cross Currency Swap	—	—	(12,678)
MXN/USD	Forward	1,167,000 MXN	773	-
ARS/USD	ND Forward	36,272 ARS	638	1,058

			1,588	(12,037)

None of the foreign exchange contracts described above were accounted for as cash flow hedges.
5.	We note the disclosure you intend to include in future filings in response to comment 20 in our letter dated September 7, 2010, related to the 14.36% discount rate. Please disclose the yield of the Venezuelan sovereign debt with maturities similar to the receivable but governed by New York law to better allow investors to understand the benchmark used to arrive at the discount rate used.
R: In response to the Staff’s comment, the Company advises the Staff that it has revised its draft disclosure allow investors to understand better the benchmark used to arrive at the discount rate used.

The following is the disclosure that the Company would have provided in the Form 20-F and that it proposes to be the basis for disclosure in future filings:

At December 31, 2009, the carrying amount of the Sidor financial asset (following the receipt of USD 953.6 million cash payments) amounted to USD 964.4 million after application of a 14.36% annual discount rate to adequately reflect, and only for the purpose of recording, the present accounting value of the receivable with CVG. The Company estimated the 14.36% annual discount rate on the basis of the yield (13.3%)of Venezuelan sovereign debt with maturities similar to that of the receivable held by Ternium against CVG. However, as the Venezuelan sovereign debt with similar maturities was governed by New York law while the receivable with CVG was governed by Venezuelan law, the discount rate was further adjusted to adequately reflect the specific risk of Ternium’s receivable.

At December 31, 2009, the Company recorded a net gain, for accounting purposes, of USD 428.0 million in connection with this transaction which is disclosed within “Income from discontinued operations” in the Income Statement. This result represents the difference between (i) the fair value, for accounting purposes, net of taxes and other transaction costs, of the compensation for the Sidor financial asset (which comprised a USD 400 million cash payment and a receivable against CVG that, at May 7, 2009, had a fair value of USD 1,382.0 million after application of the discount rate stated above, net of taxes and other transaction costs of USD 35.1 million) and (ii) the carrying amount of the Sidor financial asset at March 31, 2009. In addition, the Company recorded a gain in the amount of USD 136.0 million included in “Interest income — Sidor financial asset” in the Income Statement, representing the accretion income over the receivable held against CVG. All the above is without prejudice to the rights of the Company, including the rights and remedies reserved in the agreement with CVG and Venezuela as described above, in the event of non-compliance by CVG with its payment obligations.
6.	Please provide us with your calculations for the US$136 million gain recognized for the accretion of the receivable to present value. In this regard, it is unclear why the majority of the US$188 million discount for the time value of money was recognized during fiscal year 2009 when the receivable was outstanding for eight months in fiscal year 2009 as compared to 11 months in fiscal year 2010, and when the majority of the receivable will be paid during fiscal year 2010 (~US$1.02 billion) as compared to the amount paid during fiscal year 2009 (~US$554 million).
R:	In response to the Staff’s comment, the Company further advises the Staff that the receivable against CVG is divided in two tranches: the first tranche of USD 945 million is payable in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche, of USD 626 million, is due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level.

To determine the present value of the receivable at May 7, 2009, management estimated future cash flows from the second tranche on the basis of the expected changes of the WTI crude oil price using observable market data available at that date. As the actual level of the WTI crude oil price increased more rapidly than originally expected, cash receipts on the second tranche accelerated, resulting in the recognition of higher interest income in fiscal year 2009.

The tables below show the calculations made by the Company to estimate the amortized cost of the receivable against CVG at each reporting date during fiscal year 2009:

(i)	Present value at May 7, 2009

		Principal				Present value at
	Cash	Tranche A	Tranche B		At maturity	May 7, 2009
Maturity	Payment	(1)	(2)	Total	(3)	(4)

05-07-2009	400,000			400,000	400,000	400,000

Sub-total collected at May 07, 2009	400,000	—		400,000	400,000	400,000

08-07-2009		157,500	9,235	166,735	167,154	161,519
11-09-2009		157,500	42,533	200,033	201,050	187,584
02-08-2010		157,500	65,320	222,820	224,509	202,486
05-07-2010		157,500	74,712	232,212	234,535	204,703
08-09-2010		157,500	77,248	234,748	237,704	200,326
11-08-2010		157,500	356,917	514,417	522,188	425,400

Sub-total outstanding at May 07, 2009	—	945,000	625,966	1,570,966	1,587,140	1,382,018

Total	400,000	945,000	625,966	1,970,966	1,987,140	1,782,018

(ii)	Present value at December 31, 2009

		Principal				Present value at
	Cash	Tranche A	Tranche B		At maturity	December 31,
Maturity	Payment	(1)	(2)	Total	(3)	2009 (4)

05-07-2009	400,000			400,000	400,000	400,000
08-07-2009		157,500	108,373	265,873	266,543	266,543
11-09-2009		157,500	128,497	285,997	287,068	287,068

Sub-total collected at December 31, 2009	400,000	315,000	236,870	951,870	953,611	953,611

02-08-2010		157,500	141,382	298,882	300,209	295,877
05-07-2010		157,500	104,857	262,357	263,698	251,506
08-09-2010		157,500	64,629	222,129	223,424	205,758
11-08-2010		157,500	78,228	235,728	237,266	211,218

Sub-total outstanding at December 31, 2009	—	630,000	389,096	1,019,096	1,024,597	964,359

Total	400,000	945,000	625,966	1,970,966	1,978,208	1,917,970

(iii)	Income statement charge for the period May 7, 2009 to December 31, 2009

Present value at December 31, 2009	1,917,970
Present value at May 7, 2009	1,782,018

135,952

(1)	Fixed portion of the receivable

(2)	Portion subject to acceleration on the basis of changes in the WTI crude oil index

(3)	This amount includes principal plus interest calculated using contractually agreed rates between Ternium and CVG

(4)	Present value at each relevant date has been calculated by discounting the expected cash flows using a discount rate of 14.36%.
* * * * *
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,
/s/ Pablo Brizzio
Pablo Brizzio
Chief Financial Officer

cc:	Tracey Houser
Jeanne Baker
(Securities and Exchange Commission)

Daniel López Lado
(PricewaterhouseCoopers)

Cristian J. P. Mitrani
Diego E. Parise
(Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno Abogados)

Robert S. Risoleo
(Sullivan & Cromwell LLP)